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johndellagrotta@paulhastings.com

April 10, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Energy Total Return Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-172410 and 811-21750)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson Energy Total Return Fund, Inc. (the “Fund”), is Post-Effective Amendment No. 5 (“Post-Effective Amendment No. 5”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 24, 2011 (the “Initial Registration Statement”). Post-Effective Amendment No. 5 is marked to show changes from Post-Effective Amendment No. 4 filed with the Commission on February 19, 2013. The Initial Registration Statement, as amended by Pre-Effective Amendment No. 1, Post-Effective Amendment No. 1, Post-Effective Amendment No. 2, Post-Effective Amendment No. 3, Post-Effective Amendment No. 4 and all future amendments is referred to herein as the “Registration Statement.”

Post-Effective Amendment No. 5 is being filed in response to oral comments received by the staff of the Commission (the “Staff”) on April 3, 2013 during a telephone conversation between Edward P. Bartz of the Staff and John Della Grotta of Paul Hastings, counsel to the Fund (the “Staff Comments”). The numbered paragraphs below correspond to the Staff Comments. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Post-Effective Amendment No. 4.

PROSPECTUS

Prospectus Summary—Investment Policies (Page 1)

1.	The first bullet under this section states that the Fund will invest at least 80% of its total assets in securities of Energy Companies. Please confirm whether derivative securities are included in the 80% test, and if so, please confirm that the notional value is not used for that purpose.

Response: Comment Accepted. If the Fund uses derivative investments, they will be included in the calculation of the Fund’s compliance with the 80% policy. For purposes of determining compliance with the requirement that we invest 80% of our total assets in Energy Companies, the Fund values derivative instruments based on their respective current fair market values. The Fund confirms that notional value is not used to determine the value of derivative instruments.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

April 10, 2013

Prospectus Summary—The Offering (Page 3)

2.	The first sentence of the first paragraph of this section states that the Fund may offer, from time to time, shares of its common stock or preferred stock at prices and on terms to be set forth in one or more prospectus supplements to this prospectus. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of common or preferred shares.

Response: Comment accepted. In response to the Staff’s Comment, the Fund confirms to the Staff that concurrent with the filing of each final prospectus supplement related to a new offering of shares of common or preferred stock registered pursuant to the Registration Statement (as distinguished from related preliminary prospectus supplements), the Fund will file a legality opinion with a post-effective amendment regarding each such future offering of common or preferred shares.

Prospectus Summary—Use of Financial Leverage (Page 3)

3.	The first sentence of the first paragraph of this section states that the Fund plans to utilize financial leverage with respect to its common stock through the issuance of preferred stock. Please confirm that expenses associated with issuing preferred stock will be estimated in the Fund’s fee table.

Response: Comment accepted. In response to the Staff’s Comment, the Fund confirms that expenses associated with issuing preferred stock will be estimated in the Fund’s Fees and Expenses Table in the Registration Statement. Specifically, in the Fund’s Fees and Expenses Table on pages 9 and 10 of Post-Effective Amendment No. 4, the following reference to expenses associated with issuing preferred stock was/is made in footnote (4): “[t]he related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.” In addition, for purposes of calculating annual expenses in the same Fees and Expense Table, there is an entry relating to “Dividends Payments (including issuance costs) on Preferred Stock.”

Prospectus Summary—Derivatives and Other Strategies (Page 4)

4.	The third full paragraph of this section states that the Fund may engage in short sales. Please confirm that the fee table will include an estimate of dividends paid on short sales.

Response: Comment accepted. In response to the Staff’s Comment, the Fund will include as an expense an estimate of dividends paid on the Fund’s short sale transactions. No expenses were included in the current Fees and Expense Table because no short sales were made during the year ended November 30, 2012.

Fees and Expenses—Examples (Page 9)

5.	In an offering in which an underwriter is used, the following statement should be included as part of the last paragraph of the Example: “In the event that a sales load applies, the example will be restated in a corresponding prospectus supplement to show the effect of the sales load.”

Response: Comment accepted. The Fund has inserted the disclosure suggested by the Staff in the Fees and Expenses Table in the last paragraph of the “Example” on page 11 of Post-Effective Amendment No.2.

Risk Factors—Derivatives Risk (Page 25)

6.	Please provide a statement in the Statement of Additional Information that when the Fund is a seller of a credit default swap, it will segregate assets equal to the full notional value of the swap.

Response: The Fund has no intention of using credit default swaps; accordingly, the Fund has deleted all references to their use in the Risk Factor Derivative Risk. There were no references to credit default swaps in the Statement of Additional Information.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

April 10, 2013

Management—Investment Management Agreement (Page 48)

7.	Are the Fund’s derivative investments included in total assets, and if so how are they valued? Also, please confirm that the notional value is not used in that calculation.

Response: The Fund’s derivative investments are valued on a mark-to-market basis based on the fair market value of securities (or indices) underlying such derivative instrument. As a result, the Fund’s derivative investments may result in either an asset or a liability depending on the changes in the fair market value of the securities (or indices) underlying such derivative instrument. The Fund currently expects to utilize interest rate swap contracts and expects to sell covered calls. We value interest rate swap contracts at their fair value based on broker quotes. When the Fund sells a covered call option it receives cash (the call premium) and an amount equal to the premium is recorded as a liability and subsequently adjusted to the current fair value of the option written. We report the assets and liabilities resulting from derivatives in the relevant sections of the Fund’s statement of assets and liabilities. The Fund confirms that the notional value is not used to determine the value of derivative instruments.

Statement of Additional Information—Independent Directors (Page SAI-14)

8.	Please either change the information in the far right column to include all directorships held by the director in the past five years or provide such information in the narrative.

Response: Comment Accepted. The Fund has updated the information in the far right column to include all directorships held by the directors in the past five years.

The Fund respectfully requests that the Staff complete its review of Post-Effective Amendment No. 5 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Post-Effective Amendment No. 5, or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta

PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)
David S. Shladovsky, Esq., Kayne Anderson (w/encl.)
David A. Hearth, Esq., Paul Hastings (w/encl.)